Exhibit 99.1

Cardiome's BRINAVESS Demonstrates 74% Cardioversion in Post-Cardiac Surgery Patients with Atrial Fibrillation

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VANCOUVER, Feb. 13, 2014 /CNW/ - Cardiome Pharma Corp. (NASDAQ: CRME) (TSX: COM) today announced that a poster titled "Medical conversion with Vernakalant on postoperative cardio-surgical patients" by Thöne, M. et al., from the Department of Cardiovascular Surgery at the Heinrich-Heine-University Düsseldorf located in Düsseldorf, Germany, was presented at the 43rd Annual Meeting of the Germany Society for Thoracic and Cardiovascular Surgery held in Freiburg February 9-12, 2014. The study was an independent, investigator-led investigation that demonstrated real-world cardioversion experience with BRINAVESS™ (vernakalant IV) in patients who developed post-cardiac surgery atrial fibrillation (AF).

This was a prospective, non-randomised, single-arm study in 50 patients with a variety of cardiac surgical procedures, ranging from coronary artery bypass graft (CABG) alone to complicated combination surgeries such as aortic valve (AV) and mitral valve (MV) replacement. The primary outcome was the conversion of atrial fibrillation to sinus rhythm (SR) at 90 minutes post-BRINAVESS infusion. BRINAVESS was successful in cardioverting 74% of the patients.1

"We are extremely pleased with the real-world effectiveness that BRINAVESS demonstrated in cardioverting post-cardiac surgery patients," said Dr. Steen Juul-Möller, Cardiome's Medical Director. "This real-world experience of cardioverting 74% of AF patients is similar to what was demonstrated in Malmö, where 70% of non-cardiac surgery patients were effectively cardioverted with BRINAVESS. The high cardioversion efficacy coupled with its long term durability through patient discharge up to 8 days later makes BRINAVESS a valuable option for the management of post-cardiac surgery AF."

About the Study1

Between October 2011 and October 2013, 50 patients (64% males) with new onset AF received BRINAVESS according to the labelled indication and dosing schedule. The patients (mean age 72 years old) underwent the following interventions: CABG (n=30); MV surgery (n=6); AV surgery (n=8); CABG + MV surgery (n=2); CABG + AV surgery (n=3); AV surgery + MV surgery (n= 1). The primary outcome was the conversion of AF to SR at 90 minutes post infusion. The secondary outcome was the proportion of those responders in whom sinus rhythm was maintained post-operation day 8.

BRINAVESS successfully cardioverted 74% of the patients at 90 minutes. Within the initial non-responders, 6 additional patients had returned to SR at day 8 (spontaneous conversion (n=1), electric cardioversion (n=1) and conversion by additional Amiodarone administration (n=4)). At the time of discharge, a total of 43 patients (86%) were successfully converted to SR.

BRINAVESS conversion efficacy varied by procedure, as shown in the table below:

Procedure	Patients (n)	Conversion Rate (at 90 minutes)
CABG	30	87%
Valvular (AV, MV or AV + MV)	15	67%
Combination CABG + Valvular	5	20%

There were  no serious adverse events or deaths reported in the study group.

The authors concluded that BRINAVESS with a conversion rate of 74% appears to be well-tolerated and is a promising option compared to current methods.

References:

1.	Thöne, M. et al. Medical conversion with Vernakalant on postoperative cardio-surgical patients. Abstract #380, presented at the 43rd Annual Meeting of the German Society for Thoracic and Cardiovascular Surgery.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS™ (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in Acute Coronary Syndrome patients.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

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SOURCE: Cardiome Pharma Corp.

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CO: Cardiome Pharma Corp.

CNW 07:45e 13-FEB-14